UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 2, 2017

ULTRAGENYX PHARMACEUTICAL INC.

(Exact name of registrant as specified in charter)

Delaware	001-36276	27-2546083
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

60 Leveroni Court, Novato, California	94949
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (415) 483-8800

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 1.01	Entry into a Material Definitive Agreement

Merger Agreement

On October 2, 2017, Ultragenyx Pharmaceutical Inc. (the “Company” or “Ultragenyx”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Dimension Therapeutics, Inc. (“Dimension”) and Mystic River Merger Sub Inc., a wholly owned subsidiary of the Company (“Purchaser”), pursuant to which the Company will acquire Dimension. In connection with entering into the Merger Agreement, the Company, on behalf of Dimension, paid the $2,850,000 termination fee payable under the merger agreement between REGENXBIO Inc. and Dimension as a result of the termination of that agreement.

Pursuant to the terms of the Merger Agreement, Purchaser will commence a cash tender offer (the “Offer”) for all outstanding shares of common stock, par value $0.0001 per share, of Dimension (the “Dimension Common Stock”) at a purchase price of $6.00 per share, net to the seller in cash, without interest (the “Offer Price”). As a condition to consummating the Offer, Dimension stockholders must validly tender (and not withdraw) shares constituting at least a majority of the outstanding shares of Dimension Common Stock calculated on a fully diluted basis in accordance with the Merger Agreement (the “Minimum Condition”), and other customary closing conditions must have been satisfied.

Promptly following successful completion of the Offer, Purchaser will merge with and into Dimension under Section 251(h) of the Delaware General Corporation Law, with Dimension continuing as the surviving corporation and a wholly owned subsidiary of the Company (the “Merger”). In the Merger, shares of Dimension Common Stock held by the remaining Dimension stockholders, excluding shares held by the parties to the Merger Agreement and shares held by stockholders who have validly exercised their appraisal rights under the Delaware General Corporation Law, would be converted into the right to receive an amount equal to the Offer Price, without interest.

Subject to the terms and conditions of the Merger Agreement, at the time of the Company’s acceptance of shares tendered pursuant to the Offer, each outstanding option to purchase Dimension Common Stock will be assumed by the Company and converted into an option to acquire a number of shares of the Company’s common stock, par value $0.001 per share (the “Company Common Stock”), determined by multiplying the number of shares of Dimension Common Stock subject to such option by the Exchange Ratio with a corresponding adjustment to the exercise price of the option, and each outstanding award of Dimension restricted stock will be assumed by the Company and converted into an award for a number of shares of restricted Company Common Stock determined by multiplying the number of shares of Dimension Common Stock subject to such award by the Exchange Ratio. The “Exchange Ratio” means the Offer Price divided by the volume weighted average of the closing sale prices per share of Company Common Stock on The NASDAQ Global Select Market for the five trading days ending on the third business day before the Company’s acceptance of shares tendered pursuant to the Offer.

The consummation of the Merger is subject to the following customary conditions: (i) Purchaser (or the Company on Purchaser’s behalf) shall have accepted for payment all of the shares of Dimension Common Stock validly tendered pursuant to the Offer and not validly withdrawn, and (ii) the absence of any law or order that precludes, restrains, enjoins or prohibits the Merger.

The Merger Agreement contains customary representations, warranties and covenants by the parties, including, without limitation, covenants regarding (i) the operation of Dimension’s business prior to the consummation of the Merger and (ii) the use of reasonable best efforts to cause the transaction to be consummated.

The Merger Agreement prohibits Dimension from soliciting or initiating discussions with third parties regarding other proposals to acquire Dimension, and Dimension has agreed to certain restrictions on its ability to respond to such proposals, subject to the fulfillment of certain fiduciary requirements of Dimension’s board of directors under Delaware law. The Merger Agreement also requires Dimension’s board of directors to recommend that Dimension’s stockholders accept the Offer and tender their shares of Dimension Common Stock pursuant to the Offer. Subject to the terms and conditions of the Merger Agreement, the Dimension board of directors is permitted to change its recommendation in response to an “intervening event” or if it determines that a competing transaction proposal constitutes a “superior proposal” (each as defined in the Merger Agreement).

The Merger Agreement contains certain customary termination rights, including, among others, (i) the right of either the Company or Dimension to terminate the Merger Agreement if the closing of the transaction has not occurred by April 9, 2018, (ii) the right of either the Company or Dimension to terminate the Merger Agreement if any law or order makes it illegal, permanently enjoins, or otherwise permanently prohibits the consummation of the Offer or the Merger and such law or order shall have become final and nonappealable, (iii) the right of the Company to terminate the Merger Agreement if Dimension’s board of directors changes its recommendation with respect to the Offer or Merger, (iv) the right of Dimension to terminate the Merger Agreement to accept a superior proposal and (v) the right of either party to terminate the Merger Agreement due to a material breach by the other party of any of its representations, warranties, covenants or agreements, subject to certain conditions.

The Merger Agreement provides for Dimension to pay the Company a termination fee of $2,850,000, and to reimburse the Company for the $2,850,000 termination fee paid by the Company on behalf of Dimension in connection with the termination of the merger agreement between REGENXBIO Inc. and Dimension, in certain circumstances, including if (i) the Merger Agreement is terminated by the Company as a result of Dimension’s board of directors changing its recommendation, (ii) the Merger Agreement is terminated by Dimension to accept a superior proposal or (iii) the Merger Agreement is terminated under specified circumstances during the pendency of a publicly disclosed third party proposal to acquire Dimension if, within 12 months of such termination, Dimension enters into an agreement for or consummates an alternative transaction.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, Dimension, Purchaser or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Company, Dimension, Purchaser or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Company or Dimension. In addition, the Merger Agreement should not be read alone, but should instead be read in conjunction with the other information about the Company or Dimension and their respective subsidiaries that will be contained in, or incorporated by reference into, the Company’s tender offer statement on Schedule TO, as well as in the reports, statements and other filings each of the Company and Dimension make with the Securities and Exchange Commission (the “SEC”).

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement filed herewith as Exhibits 2.1, which is incorporated by reference herein.

On October 3, 2017, the Company and Dimension issued a joint press release announcing, among other things, the execution of the Merger Agreement. A copy of the press release is filed herewith as Exhibit 99.1.

Forward Looking Statements / Additional Information

Except for the historical information contained herein, the matters set forth in this communication, including statements of anticipated changes in the business environment in which Ultragenyx operates and in Ultragenyx’s future prospects or results, statements relating to Ultragenyx’s intentions, plans, hopes, beliefs, anticipations, expectations or predictions of its future, or statements relating to Ultragenyx’s offer and the potential benefits of a transaction with Dimension, are forward-looking statements. Such forward-looking statements involve substantial risks and uncertainties that could cause our clinical development programs, future results, performance or achievements to differ significantly from those expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the uncertainties inherent in the clinical drug development process, such as the regulatory approval process, the timing of our regulatory filings and other matters that could affect sufficiency of existing cash, cash equivalents and short-term investments to fund operations and the availability or commercial potential of our drug candidates. There is no assurance that the potential transaction will be consummated, and it is important to note that actual results could differ materially from those projected in such forward-looking statements. Ultragenyx undertakes no obligation to update or revise any forward-looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of Ultragenyx in general, see Ultragenyx’s Quarterly Report on Form 10-Q filed with the SEC on July 28, 2017, and its subsequent periodic reports filed with the SEC.

The Offer referred to in this communication has not yet commenced. Accordingly, this communication is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell any shares of Dimension Common Stock or any other securities. On the commencement date of any Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related materials, will be filed with the SEC by Ultragenyx and a wholly owned subsidiary. The offer to purchase shares of Dimension Common Stock will only be made pursuant to the offer to purchase, letter of transmittal and related materials filed with the SEC by Ultragenyx as part of its Schedule TO. Investors and security holders are urged to read both the tender offer statement and any solicitation/recommendation statement filed by Dimension regarding the Offer, as they may be amended from time to time, when they become available, because they will contain important information about the Offer, including its terms and conditions, and should be read carefully before any decision is made with respect to the Offer. Investors and security holders may obtain free copies of these statements (when available) and other materials filed with the SEC at the website maintained by the SEC at www.sec.gov, or by directing requests for such materials to the information agent for the Offer, which will be named in the tender offer statement.

Item 9.01 Financial Statements and Exhibits

(d)	Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated October 2, 2017, among the Company, Purchaser and Dimension.*

99.1	Joint Press Release, dated October 3, 2017.

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Ultragenyx Pharmaceutical Inc. hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.

*    *    *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 3, 2017

Ultragenyx Pharmaceutical Inc.

By:	/s/ Shalini Sharp
Name:	Shalini Sharp
Title:	Executive Vice President, Chief Financial Officer